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Email Campaign - Investor update 07/22/22

Dear Wind Harvest Friends and Investors

We are pleased to announce that we are primed for the launch of our second crowdfunding campaign through Wefunder. Our goal for this round of funding is to raise $2.5 million. Given our success with the last round, our recent pattern of growth, and the completion of crucial milestones, I'm confident our team will be able to reach that goal. We will be launching this campaign with over $100,000 already committed. Once our Wefunder Page is public, we expect to raise at least $1 million within 60 to 90 days.

We also have two exciting team updates to announce:

We are delighted to welcome Alana Steele as our General Counsel. Ms. Steele boasts a plethora of experience as COO and legal counsel with companies such as Western Wind and Cleantech Law Partners. She is already a valuable part of our team with the qualities needed to bring our vision of being a hugely successful renewable energy and product sales company to fruition.

It has been one year since Dr. Ola Ajala joined us to become an integral part of our engineering team. We are celebrating this with a well-earned advancement to Principal Engineer. Dr. Ajala now officially oversees the design, testing, model validation, and manufacturing of Wind Harvesters and all of its diverse components. She has a growing and great team of engineers and top-level support from Alana, Teresa, Cathy Syme, and me. Yay, Ola!

Since our last update, we have seen Model 3.1 prove its resiliency through several trials and challenges. We rectified an issue with the brake disc drag and misalignment effects, and now the predicted and measured aerodynamic drag and drivetrain losses match. Engineer Mark Chang's Variable Speed Algorithm was successful during its first round of tests and, amazingly, it required no debugging. Finally, the turbine successfully endured an unexpected power outage. Model 3.1 is now running continuously. Definitely cause for celebration!

Thanks to this, our Model 4.0 will be more efficient, easier to make and install, significantly less expensive, and durable than it would otherwise have been. Achieving Technology Readiness Level (TRL) 7 with Model 3.1 was a big milestone, and it will prepare us for the final steps in the commercialization process. This pilot demonstration step with Model 3.1 will result in a better product for certification (TRL 8) and bank-financeable sales (TRL 9) with Model 4.0.

We are excited about both these and upcoming developments for Wind Harvest. In the coming weeks, we will host a virtual meeting to discuss the crowdfunding campaign as well as our next steps. Stay tuned for more details

I look forward to what August will bring! Until then, stay safe, healthy, and optimistic

Be well,

Kevin Wolf
CEO and Co-Founder
(916) 668-8745 | windharvest.com | kwolf@windharvest.com

P.S. Our $1.5 million Series A-1 preferred share round will have its first closing on July 31 with its final one occurring shortly thereafter. If you are interested in this direct equity offering, please schedule a time to talk with me or send me an email soon.

Email Campaign - Investor update 04/21/22

Dear Investors and Friends,

We appreciate your ongoing support in this time of change, expansion, delays, technological innovations and challenges. All of this, while we continue to feel the underlying urgency of climate change impacts on more and more of our daily lives. But believing in our technology's potential to reduce these impacts keeps us continuing forward in our diligent advance toward certification.

The unfortunate truth is much of the world is still reeling from the continued onslaught of COVID. This has hit us hard and is still affecting much of the manufacturing and supply chain hold-ups of critical parts. However, we can't blame all of our delays on global issues. We've made mistakes too. The good news is that we are set to complete many milestones in May, both financial and in engineering.

Our 2019-2020 audit has finally been completed. However, it has forced us to now conduct a 2021 audit as the SEC requires more recent reports for crowdfunding launches this late in 2022. This audit is just a few weeks from completion.

When it is finished, we can finally move past the “test the waters” Wefunder campaign and officially launch our new $2.5M offering. We already have over $100,000 committed. Once our campaign is public, we expect to raise $1M within 60-90 days. Right now, the crowdfunding and 506(c) investor world is high on innovative, renewable energy technologies, none of which has as large an untapped market as our mid-level wind turbines. Even fewer are as close to certification and sales as our technology

The 2021 audit is also needed to close our Series A-1 round and convert notes into shares. This will eliminate substantial debt from our books, will increase our share price from $0.05 to $0.09, and almost double the value of crowdfunding/506c warrants.

Solving the caliper brake problem showed that Model 3.1 produces the energy our engineering models predicted. Now Renewable Energy Associates LLC can complete a third-party evaluation of the turbine’s power performance, load data, and analysis within a month or so. This validation will be critical to the due diligence required by Series B investors before they invest $5+M into Wind Harvest.

We took advantage of the delay in finishing Model 3.1’s testing to reevaluate our turbine’s blades. We hired the leading vertical axis wind turbine aerodynamic modeling company, Iopara Inc. to compare our existing NACA 0018 profile with three others that literature shows as promising for increasing energy output in VAWTs in lower wind speeds (<10m/s). We’ve realized that we don’t need blades optimized to increase energy output overall because high efficiency in faster wind speeds isn’t as valuable as it is in lower wind speeds. Iopara is scheduled to finish the modeling in early May. Soon after, we can order the new blade die and the blades for model 4.0

In this home stretch we decided to contract Solas Energy Consulting, who brought us Cathy Syme to supervise getting our Model 4.0 turbine through the certification process. She is tasked with ensuring all manufacturing, assembly, installation, and documentation meet certification requirements. We will start this process by ordering the turbine components in May and June.

We are also making progress in our project development and staff expansion. We will provide details in our next update.

In the meantime, enjoy the spring and be prepared to spread the word about our new crowdfunding/506c offering in just a few weeks!

Be well,

Kevin
CEO and Presiden
(916) 668-8745 | windharvest.com | kwolf@windharvest.com

Email Campaign - Investor update 03/17/22

Dear Investors and Friends,

In our last update, we talked about the challenges of bringing new, utility-scale technology such as our Wind Harvester turbines through the commercialization process during this time of Covid and supply chain constraints.

This update will focus on how we are raising capital while we grow into a billion-dollar business.

But first, some news on our technology.

Model 3.1 has completed the delivery of data we need regarding its power performance assessment and confirmation of the aerodynamic and structural loads and, most importantly, pinpointing the turbine’s frequency response characteristics (harmonic resonance). We have almost finished validating our aeroelastic models (see blog post). Our engineers, including David Malcolm, Antonio Ojeda, and Ola Ajala, expect to complete the analysis of that data in the next few weeks.

On the financial side, we are pleased to announce that the first third-party audit in Wind Harvest’s 16-year history will be finished within two weeks. This information has taken considerably more time than we ever imagined but is understandable given that the Company has a long and complicated investment and financial history.

The completed audit is a huge milestone and is necessary to satisfy the SEC requirements for our next crowdfunding raise. After it is finished, we can file our Wefunder crowdfunding Form C with the SEC. Zack Rieger, who is leading the crowdfunding raise, is set to build on almost $100,000 in “test-the-waters" commitments. By early May, we anticipate hitting the $500,000 mark, the first of three closes, in this $2.5 million offering.

We also are offering promissory notes to accredited investors that convert directly into our next round of equity capital with a discount. We predict that this round will close in the next month or so. If you are interested in learning more, please contact Teresa McLean (928-257-3734, tmclean@windharvest.com) to schedule a time to talk with me.

All 1400+ investors in our first crowdfunding raise should have received the first annual interest payment on their investment. We encourage everyone to reinvest that back into the new crowdfunding raise. If you need help in doing that or have any questions, please let us know.

Also, we are forming a strategic partnership and collaborating with a company that makes it easy to invest IRA funds into a self-directed investment into Wind Harvest. Let Teresa know if you'd like to learn more.

Last but far from least, we wish to introduce you to Mr. Rick Brown, who has agreed to be the Lead Investor for the new $2.5 million crowdfunding campaign. Wefunder requires companies that use its platform to have a "Lead Investor" for the Company who represents the interests of the crowdfunding investors.

Interestingly, Rick worked on developing his own vertical axis wind turbine on and off for decades before moving on due to daunting challenges, including high costs, involved in such a project. He maintains a successful history of investing in startups, real estate, and other projects. Rick discovered us in 2021 via Wefunder and invested $100,000.

Rick tells us that he expects significant financial returns because the "product is perfect for the time" and opens an untapped market opportunity in the renewable energy industry. He heaps high praise when he says Wind Harvest has the best, most advanced H-type vertical axis turbine technology he has come across during his nearly four decades researching the field. For him, it is satisfying to invest in something that benefits the planet at the same time as it benefits the investors. Rick has seen model 3.1 personally and welcomes questions from other investors.

Be well, push for the end of our world's reliance on fossil fuels, and stay optimistic and active.

Kevin
CEO and President
(916) 668-8745 | windharvest.com | kwolf@windharvest.com

Email Campaign - Investor update 02/04/22

Dear Friends and Investors,

While we usually do a monthly update regarding recent and upcoming information, we wanted to write you this week with some historic news. Our Model 3.1 is now operating, has exported energy to the grid, and has officially entered Technology Readiness Level 7 (out of 9). We have a brief video of it passing one of many RPM tests. To watch the video and read the details, visit our recent blog post here.

We also want to thank everyone who participated in our first survey regarding the headline for our Wefunder launch page. It was valuable to learn that the headline, "Harvesting Massive Untapped Wind Markets," was the overall choice of those who partook in the survey. This was an excellent "first survey." It also lets us know the levels of interest and participation for Wind

Harvest. We plan on continuing to involve our investors through more surveys and opportunities to help our company grow.

Last, we were under the impression we would be in this week's newsletter for Wefunder but later received notice that we will be in upcoming newsletters, a miscommunication on their part. Our Wefunder launch page is still live and available for people to view and invest. We encourage our investors to spread the word and tell friends and family about the opportunity. A good way to do this is to like and share our social media posts on LinkedIn and Facebook.

As always, we appreciate the forward-thinking people who support us. We will continue to work hard to accomplish our goal of dramatically increasing the amount of inexpensive renewable energy the world has to counter the climate crisis. If you have any questions or comments, please email Teresa McLean at tmclean@windharvest.com.

All the best,
Kevin
CEO and President
(916) 668-8745 | windharvest.com | kwolf@windharvest.com

BUTTON > Visit Our Crowdfunding Page

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Testing the Waters Disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Email Campaign - Investor update 1/28/22

Dear Investors and Friends,

Pioneering unique wind harvesting technologies and growing a successful company from scratch is time-consuming and demanding, especially during a pandemic, supply chain constraints, etc. We continue to overcome these challenges and are making significant progress.

We are pleased to announce that our Model 3.1 officially entered Technology Readiness Level 7 (TRL 7), testing a full-scale prototype in industrial operating conditions. The brake on the substitute generator, which we acquired at the last minute after our Chinese supplier failed to deliver, broke at the start of testing. Our engineers creatively resolved this issue and have successfully finished the high-speed “decoupled” braking test. Next week, our prototype in Texas will be on track to start

continuous operation. Follow our blog for more on our saga, including photos and video of the relocated brake and its testing.

Next Thursday, Wefunder will publicize the start of our second crowdfunding, RegCF/506c campaign, to its 1.2 million investors. Our Director of Marketing, Zack Rieger, and team are putting the final touches on an exciting new “launch page.” This revamped site includes details on how we will be using the $2.5 million raised in this offering, along with projections on how many turbines we expect to sell and why. It also answers additional questions investors may have. In the meantime, you can help us choose which headline we should use for this campaign by completing this survey.

We are also proud to announce that we expect to close our Series A1 round in 3-4 weeks. An existing investor has set the A1 price at $0.09 per share, which increases Wind Harvest’s valuation to $20 million. This is excellent news for all of our current and soon-to-be investors. Our Series A1 share price is almost double the Series A price of $0.05 per share. In our crowdfunding/506c offerings, warrants for shares still have a low exercise price of $0.01 each. This creates a lot of room for a considerable upside in the value of those promissory notes. We project that when Wind Harvest shares can be publicly sold, their price will be above $0.50 per share. Accredited investors interested in learning more about the Series A1 opportunity should contact Teresa McLean at tmclean@windharvest.com to schedule a time to speak with me or Ken Murray about the details.

To help us close an early Series B round, currently being prepared for, we have retained the services of Mr. Rob Wheelock. He has over 40 years of experience in private investment merchant banking. For the last 10 years his focus as been on renewable energy companies. We are happy to have his help and expertise. Wisdom and trust come with experience, which we appreciate in Rob.
Spread the word! You can help us by sharing the news about our Wefunder RegCF/506c offering. With your support, our campaign will reach more potential investors and succeed in record time.

Be well, stay optimistic and do what you can to make our world a better place.

Kevin

CEO and President
(916) 668-8745 | windharvest.com | kwolf@windharvest.com
Visit Our Crowdfunding Page
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Forward-Looking Statements

Forward-looking statements are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These statements are not guarantees of future

performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. Although forward-looking statements contained in this communication are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Testing the Waters Disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Email Campaign - Investor update 11/24/21

Dear Investors and Friends,

Earlier this month, I was in Texas to see model 3.1 successfully pass through the final pre-operational testing on controls, sensors, communications, and strain gauge transmissions at the UL Advanced Wind Turbine Testing Facility. It was fantastic to see our turbine in person. When seen upfront and close, it is impressive how big and sturdy it is. Our all-aluminum and steel turbine conveys ruggedness and power.

The key reason for making this full-scale prototype turbine before our final commercial Wind Harvester model 4.0 is to gather data and knowledge from real and severe operational conditions. It is a tremendous engineering accomplishment to have this tested and set to record thousands of data points per second.

We were concerned about the braking system that came with the Soga generator we substituted for the original permanent magnet generator that never arrived from our supplier in China. We needed to know that the brakes would survive extreme conditions before starting the turbine. So, Mark Chang, our electrical engineer extraordinaire, conducted an "extreme braking test." We found that our concerns were real, and now, after our forensic investigation, the brake system is on track to be fixed and retested by mid-December.

The silver linings are many even though the full operation of the turbine has taken longer than we had wished. We do have a stream of good news. In the next couple of weeks, we expect to finish the following, all of which will help with our crowdfunding/506c offering and campaign.

Wind Harvest received the much-sought-after “Innovation of the Year” award from the Sacramento Business Journal.

Our third-party audit is almost finished. It shows that we have a reasonably low amount of short-term debt. Our investors will know that their new capital will only go to help Wind Harvest meet its goals.

Our Chief Technology Officer, Ken Murray, will be filing new patents in December. We can’t wait to tell you about them.

The “Request for Quotes” for manufacturing our Model 4.0 will be completed in January for an installation in the spring.

This week, we are happy to be moving into our new office in Davis, CA, to work together. We’ve currently been residing in multiple locations since Covid. We are looking forward to finally being in a central office with one another.

We are about to sign a purchase order and licensing agreement with a non-rare earth metal magnets producer. We now think we will never have to rely on rare earth magnets in our generators where 90+% of the supply comes from China.

5+M warrants from existing shareholders are returning to the company that we can reuse to bring in more capital without diluting anyone’s shares

One more piece of good news - President Biden’s Build Back Better bill has passed the U.S. House of Representatives and has a reasonable chance of passing the Senate. If it does, it is almost certain to include 30% tax credits for renewable energy projects. Even better, that 30% can be taken as an immediate “direct payment” by project developers when they connect the project to the grid. And we are those developers! This bill’s passage will help us greatly in the coming years when our production orders are relatively low and costs higher. This is exactly what tax credits are supposed to do - give a boost to new technologies like our Wind Harvesters!

Please let people know about our technology, company and new capital raise. We think anyone investing now will be glad they did, for more than the financial rewards we believe they will harvest. We will create a lot of good by contributing significantly to reducing the carbon footprint around the world and thereby helping solve our climate crisis.

Be well,

Kevin Wolf

11/19/2021 - Linkedin

Congrats to our CEO Kevin Wolf and our fantastic team, Winner of the Sacramento Business Journal's 2021 Regional Innovation Award in Sustainability, for all their work bringing mid-level wind technology to the forefront of renewable energy. We are excited to keep moving our innovation forward, bringing our technology to commercial sales in 2022. If you're interested in what we do and the future of wind energy, go to our page wefunder.com/windharvest to learn more!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

11/04/2021 - Linkedin

Wind Harvest posted a press release detailing our new raise opportunities, technology, projects, and more. Read it on our site at https://lnkd.in/gV8B65xy
We have a lot of great news and updates coming down the pipeline. So be sure you like and share! Let's get the word out and continue
accelerating the clean energy revolution. Visit wefunder.com/windharvest to discover current opportunities as we continue our TTW campaign.
#cleantech #windenergy #renewableenergy #technology

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

10/28/2021 - Linkedin

It's a goal of ours to keep everyone up-to-date on our Wind Harvester Technology Readiness Level (TRL) certification process. We're excited for the future of wind energy and want to guarantee you get a front seat! Visit our recent update here: https://lnkd.in/gXreKr-V and be sure to sign-up to continue receiving important information on our technology, projects, and milestones.

If you haven't yet, visit wefunder.com/windharvest for potential opportunities to help accelerate the clean energy revolution.
#windharvest #cleantech #renewableenergy

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy

securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.